Exhibit 15.5

April 27, 2023

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: EHang Holdings Limited

Submission under Item 16I(a) of Form 20-F

Attn: Division of Corporate Finance

Office of Manufacturing

Dear Sir/Madam,

This letter is being submitted to the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the requirements set forth under Item 16I(a) of Form 20-F, which requires a registrant identified by the Commission pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”) to submit to the Commission on a supplemental basis documentation that establishes that the registrant is not owned or controlled by a governmental entity in the foreign jurisdiction.

On May 26, 2022, the Commission conclusively identified EHang Holdings Limited (the “Company”) as a Commission-Identified Issuer pursuant to the HFCAA because (i) the audit report included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 was issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company and headquartered in mainland China, and (ii) on December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms located in mainland China because of a position taken by authorities in mainland China, which determination was subsequently vacated by the PCAOB on December 15, 2022.

Based on an examination of the Company’s register of members in the Cayman Islands and publicly available documents such as beneficial ownership reports on Schedule 13D or Schedule 13G, including the Schedule 13G/A filed by Mr. Huazhi Hu (the “Mr. Hu”) and Genesis Rising Limited on February 14, 2023, and to the Company’s best knowledge, Mr. Hu is the only person who beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of March 31, 2023. Mr. Hu is the Company’s founder, chairman and chief executive officer. Mr. Hu beneficially owned 670,258 Class A ordinary shares and 39,026,560 Class B ordinary shares of the Company as of March 31, 2023, representing 32.9% of the Company’s total outstanding shares and 82.8% of the Company’s aggregate voting power. The Class A ordinary shares were held by Mr. Hu directly and the Class B ordinary shares were held by Genesis Rising Limited, a private company incorporated in the British Virgin Islands and wholly owned by Mr. Hu.

Based on the above information, the Company respectfully submits that it is not owned or controlled by a governmental entity in mainland China as of the date of this submission.

In addition, the Company is not aware of any governmental entity in mainland China that possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai, Cooley LLP at (852) 3758-1210.

Sincerely yours,

EHang Holdings Limited

By:	/s/ Richard Jian Liu
Name:	Richard Jian Liu
Title:	Chief Financial Officer

cc:	Will H. Cai, Esq., Partner, Cooley LLP